EXHIBIT 99.1

Equinor ASA: Key information relating to cash dividend for second quarter 2026

Key information relating to the cash dividend to be paid by Equinor ASA (OSE: EQNR, NYSE: EQNR) for second quarter 2026.

Cash dividend amount: 0.39

Announced currency: USD

Last day including rights: 12 November 2026

Ex-date Oslo Børs: 13 November 2026

Ex-date New York Stock Exchange: 16 November 2026

Record date: 16 November 2026

Payment date: 25 November 2026

Date of approval: 21 July 2026.

Other information: The cash dividend per share in NOK will be communicated 20 November 2026.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.